Ballard Power Systems Inc.

News Release

Ballard to Present at the Jefferies Global Clean Technology Conference

For Immediate Release – February 14, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that John Sheridan, President & Chief Executive Officer will present at the Jefferies Global Clean Technology Conference in New York on Thursday, February 24, 2010 at 10:00am ET.

John Sheridan will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets. A link to the live webcast will be available at www.ballard.com. In addition, playback of the webcast will be available for approximately 90 days following the conference.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com